Insider transaction detail - View details for insider with remarks
Transactions sorted by : Insider Insider company name : Talisman Energy Inc. ( Starts with ) Filing date range : August 28, 2003 - August 28, 2003

Insider name:	TALISMAN ENERGY INC.
Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name:	Talisman Energy Inc.
Insider's Relationship to Issuer:	1 - Issuer
Security designation:	Common Shares
69422	2003-08-07	2003-08-28	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,200,900	0	&#32

General remarks:	Shares purchased for cancellation pursuant to the Normal Course Issuer Bid were cancelled.